Espanita Tequila Company, LLC
Statement of Cash Flows
January through December 2023

	Jan-Dec 23
OPERATING ACTIVITIES	
Net Income	-187,385.85
Adjuststments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-209,341.00
Interest Receivable	-12,872.87
Notes Receivable - Importer	310,000.00
Prepaid Expenses	-172,501.64
Accounts Payable	-3,642.50
Accrued Interest	-43,058.63
Net cash provided by Operating Activities:	-318,802.49
FINANCING ACTIVITIES	
Notes Payable	-410,000.00
Preferred Units	1,031,381.56
Net cash provided by Financing Activities	621,381.56
Net cash increase for period	302,579.07
Cash at the beginning of period	165,302.98
Cash at end of period	**467,882.05**